FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

6 March 2018

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

1.   Jackson Tai acquired 229 American Depositary Shares ('ADS')1 representing 1,145 Ordinary Shares, at the prices stated below on 2 March 2018:

Price per ADS	Shares acquired
US$49.0174	20 ADS (representing 100 Ordinary Shares)
US$49.0863	20 ADS (representing 100 Ordinary Shares)
US$49.0090	189 ADS (representing 945 Ordinary Shares)

1American Depositary Shares ('ADS') are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.

2.   On 28 February 2018 HSBC announced that Noel Quinn sold 150,000 Shares at £7.2170 per share. The price per share was reported incorrectly and should have stated £7.200029 per share. All other details relating to Noel Quinn within the announcement were correct. An amended disclosure is detailed below.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Jackson Tai

2 - Reason for the notification

Position/status	Non-executive Director

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-03-02	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each.	GB0005405286	Outside a trading venue	USD - United States Dollar
Nature of Transaction: Acquisition		Price	Volume	Total
		US$49.02	20	US$980.35
		US$49.09	20	US$981.73
		US$49.01	189	US$9,262.70
	Aggregated	US$49.016	229	US$11,224.78

The below disclosure is an amendment to that disclosed on 28 February 2018.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Noel Quinn

2 - Reason for the notification

Position/status	Chief Executive, Global Commercial Banking

Initial notification/amendment In case of amendment, please enter the previous notification reference number and explain the error that this notification is amending
Amendment

00035230

On 28 February 2018 it was announced that Noel Quinn sold 150,000 Shares at £7.2170 per share. The price per share was reported incorrectly and should have stated £7.200029 per share.

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Acquisition		Price	Volume	Total
		£7.23	163,460	£1,182,469.64
	Aggregated	£7.234	163,460	£1,182,469.64

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-26	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.21	26,291	£189,679.05
	Aggregated	£7.215	26,291	£189,679.05

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018-02-28	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.20	150,000	£1,080,004.35
	Aggregated	£7.20	150,000	£1,080,004.35

For any queries related to this notification, please contact:

JJ Williams
Shareholder Services
020 3268 3568

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 06 March 2018